CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$3,000,000	$348.30

(1)                                       Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated September 13, 2011 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$3,000,000

CALLABLE CMS STEEPENER NOTES DUE SEPTEMBER 30, 2031

Principal Amount:	US$3,000,000	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Re-Offer	Series:	Global Medium-Term Notes, Series A
Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	September 29, 2011
Original Trade Date:	September 13, 2011	Maturity Date:	September 30, 2031, subject to Redemption at the Option of the Company (as set forth below).
CUSIP:	06738KVE8	Denominations:	Minimum denominations of US$1,000 and in integral multiples of US$1,000 thereafter.
ISIN:	US06738KVE80
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other ([ ])	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Interest Rate Type (see Interest Rate Formula below):		Day Count Convention (or Fraction):

☐         Fixed Rate

☐         Regular Floating Rate

☐         Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☒       Other (see description in this pricing supplement)

		☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate:		Maximum Interest Rate:	9.50% per annum
CMS Spread: CMS Rate with a maturity of 30 years minus CMS Rate with a maturity of 2 years minus the Fixed Percentage Amount		Minimum Interest Rate:	0.00% per annum
Fixed Percentage Amount:	0.50%	Initial Interest Rate:	9.50% per annum
Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date to but excluding September 30, 2012: the Initial Interest Rate

For each Interest Period commencing on or after September 30, 2012, the interest rate per annum will be equal to the product of (1) the Multiplier and (2) the Reference Rate, subject to the Minimum Interest Rate and the Maximum Interest Rate.

Multiplier:	For Interest Periods commencing on or after: Multiplier September 30, 2012 4.00
Interest Payment Dates:

☐ Monthly,                                                               ☐ Quarterly,                                                                       ☒ Semi-Annually,                                                                                 ☐ Annually,

payable in arrears on the 30th day of each March and September, commencing on March 30, 2012 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The first Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Interest Reset Dates:	For each Interest Period commencing on or after September 30, 2012, the first day of such Interest Period
Interest Determination Date:	Two New York Business Days prior to the relevant Interest Reset Date
Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on September 30, 2012, provided we give at least five business days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount, together with any accrued and unpaid interest to but excluding the Early Redemption Date

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $50 per $1,000 principal amount, or 5.00%, resulting in aggregate proceeds to Barclays Bank PLC of $2,850,000.  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the relevant CMS Rates or the Reference Rate. Instead, the amount of interest payable on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) is determined by multiplying the (a) Multiplier by (b) the difference between the CMS Rates of the two maturities identified on the cover page hereof minus the Fixed Percentage Amount, (the Reference Rate, or “CMS Spread”), as determined on the Interest Determination Date applicable to the relevant Interest Period, subject to the Minimum Interest Rate and the Maximum Interest Rate.  Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the CMS Spread is greater than zero on the Interest Determination Date.  As the interest payments on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) are subject to the Minimum Interest Rate on the Notes of 0%, if the CMS Spread on any Interest Determination Date is equal to or less than zero, you would receive no interest payment on the related Interest Payment Date.  If the CMS Spread is equal to or less than zero on every Interest Determination Date throughout the term of the Notes, then you would receive no interest payments on your Notes throughout their term.  Moreover, interest payments on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) are subject to the Maximum Interest Rate specified on the cover page hereof.  Because the Notes are subject to the Maximum Interest Rate of 9.50% per annum, you will not benefit in any increase in the CMS Spread that results in a per annum interest rate (when such CMS Spread is multiplied by the Multiplier) that is greater than the Maximum Interest Rate, and the yield on such Notes may be less than the yield on a similar security based on the Reference Rate that is not subject to the Maximum Interest Rate.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the Agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Reference Rate;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at a per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for the Interest Periods following the initial Interest Periods for which the Initial Interest Rate is payable.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each Interest Period, a value for the Reference Rate is determined by calculating the CMS Spread, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof on the Interest Determination Date for that Interest Period (that is, two New York Business Days prior to the first day of the Interest Period) minus the Fixed Percentage Amount.  If the 30 Year CMS Rate is not sufficiently greater than the 2 Year CMS Rate, the subtraction of the second CMS Rate from the first CMS Rate minus the Fixed Percentage Amount will result in a negative CMS Spread, and therefore a negative Reference Rate.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period, the per annum interest rate is determined by multiplying the Multiplier by the Reference Rate, determined on the Interest Determination Date applicable to the relevant Interest Period as described above, subject to the Minimum Interest Rate and the Maximum Interest Rate.  Although the product of the Multiplier and the Reference Rate could be a negative number (as described above), with the Minimum Interest Rate equal to 0.00%, if the Reference Rate on any Interest Determination Date is equal to or less than zero, you would receive no interest payment on the related Interest Payment Date. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”. The per annum interest rate may also be limited to the Maximum Interest Rate of 9.50% per annum.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period (other than the initial Interest Periods for which the Initial Interest Rate is payable) under the scenarios for the relevant CMS Rates and the Reference Rate described below. As set forth on the cover of this pricing supplement, the applicable CMS Spread for the Notes is equal to the 30 Year CMS Rate minus the 2 Year CMS Rate minus the Fixed Percentage Amount of 0.50%, the Multiplier is 4.00, the Minimum Interest Rate is 0.00% and the Maximum Interest Rate is 9.50%. The Notes have semi-annual Interest Payment Dates, and interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the semi-annual interest payment for the Interest Period will be 180/360).

The values of the 30 year CMS Rate and the 2 year CMS Rate set forth in the table below have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the relevant CMS Rates or the Reference Rate.  Numbers in the table below have been rounded for ease of analysis.  These examples do not take into account any tax consequences from investing in the Notes.

30 Year CMS Rate	2 Year CMS Rate	Reference Rate[1]	Interest Rate (per annum)[2]	Effective Interest Rate[5]	Interest Payment Amount (per $1,000 Note) [6]
3.00%	4.20%	–1.70%	0.00%[3]	0.00%	$0.00
5.00%	5.00%	-0.50%	0.00%[3]	0.00%	$0.00
5.00%	4.50%	0.00%	0.00%[3]	0.00%	$0.00
6.00%	5.30%	0.20%	0.80%	0.40%	$4.00
7.00%	5.10%	1.40%	5.60%	2.80%	$28.00
8.00%	7.50%	0.00%	0.00%[3]	0.00%	$0.00
9.00%	5.70%	2.80%	9.50%[4]	4.75%	$47.50

1.               For the Interest Period, the value of the Reference Rate is equal to the CMS Spread (the 30 Year CMS Rate minus the 2 Year CMS Rate minus the Fixed Percentage Amount), as determined on the related Interest Determination Date.

2.               The interest rate per annum is equal to the product of the Multiplier (4) and the Reference Rate for that Interest Period, subject to the Minimum Interest Rate (0.00%) and the Maximum Interest Rate (9.50%).

3.               The interest rate per annum for any Interest Period shall not be less than the Minimum Interest Rate, in this case 0.00%.

4.               The interest rate per annum for any Interest Period shall not be greater than the Maximum Interest Rate, in this case 9.50%.

5.               The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (180/360).

6.               The interest payment amount for an Interest Payment Date equals the principal amount times the effective interest rate for the related Interest Period.

Example 1: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 6.00% and the 2 Year CMS Rate is 5.30%, the Reference Rate for the Interest Period would be 0.20% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate minus the Fixed Percentage Amount of 0.50%).  In this case, the per annum interest rate for that Interest Period would be 0.80% (equal to the Reference Rate times the Multiplier of 4), and you would receive an interest payment of $4.00 per $1,000 principal amount of Notes on the semi-annual Interest Payment Date, calculated as follows:

Effective Interest Rate = 0.80% x (180/360) = 0.40%

Interest Payment = $1,000 x 0.40% = $4.00

Example 2: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 4.00% and the 2 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be -1.10% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate minus the Fixed Percentage Amount of 0.50%). Because the value of the Reference Rate times the Multiplier of 4 results in a per annum interest rate of -4.40%, which is less than the Minimum Interest Rate of 0.00%, the per annum interest rate for that Interest Period would be 0.00% (the Minimum Interest Rate), and you would receive no interest payment on the related semi-annual Interest Payment Date (the interest payment would be $0).

Example 3: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 9.00% and the 2 Year CMS Rate is 5.70%, the Reference Rate for the Interest Period would be 2.80% (equal to the 30

Year CMS Rate minus the 2 Year CMS Rate minus the Fixed Percentage Amount of 0.50%).  Because the value of the Reference Rate times the Multiplier of 4 results in a per annum interest rate of 11.20%, which is greater than the Maximum Interest Rate of 9.50%, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 9.50%, and you would receive an interest payment of $47.50 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 9.50% x (180/360) = 4.75%

Interest Payment = $1,000 x 4.75% = $47.50

HISTORICAL INFORMATION

The following table shows for illustrative purposes the 30 Year CMS Rate and the 2 Year CMS Rate in effect on the hypothetical historical Interest Determination Dates listed below; the Interest Rate payable on any Interest Payment Date for the Notes, however, will be determined based on the 30 Year CMS Rate and the 2 Year CMS Rate in effect on the Interest Determination Date for the related Interest Period.  The historical experience of the 30 Year CMS Rate and the 2 Year CMS Rate should not be taken as an indication of the future performance of such rates during the term of the Notes.  Fluctuations in the level of the 30 Year CMS Rate and the 2 Year CMS Rate make the Notes’ effective Interest Rate difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates.  Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	Hypothetical Interest Determination Dates	30YCMS (%)	2YCMS (%)
9/29/2006	9/27/2006	5.243%	5.074%
12/29/2006	12/27/2006	5.261%	5.104%
3/29/2007	3/27/2007	5.357%	4.965%
6/29/2007	6/27/2007	5.846%	5.331%
9/29/2007	9/27/2007	5.488%	4.620%
12/29/2007	12/27/2007	5.236%	4.015%
3/29/2008	3/27/2008	4.716%	2.515%
6/29/2008	6/26/2008	5.066%	3.621%
9/29/2008	9/25/2008	4.819%	3.591%
12/29/2008	12/24/2008	2.712%	1.552%
3/29/2009	3/26/2009	3.405%	1.519%
6/29/2009	6/25/2009	4.249%	1.549%
9/29/2009	9/25/2009	4.052%	1.286%
12/29/2009	12/24/2009	4.525%	1.318%
3/29/2010	3/25/2010	4.482%	1.212%
6/29/2010	6/25/2010	3.873%	1.024%
9/29/2010	9/27/2010	3.358%	0.612%
12/29/2010	12/27/2010	4.232%	0.957%
3/29/2011	3/25/2011	4.245%	0.903%
6/29/2011	6/27/2011	3.879%	0.663%
9/13/2011	9/9/2011	3.024%	0.511%

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes during one or more taxable years.  We intend to treat the excess of any non-contingent payments on the Notes (i.e., the initial 9.50% interest rate) in an accrual period over the product of the comparable yield of the Notes and their adjusted issue price as a nontaxable return of principal which, in turn, will reduce the “adjusted issue price” of the Notes.  Additionally, any gain recognized on a sale, upon maturity, or on any other disposition of the Notes will be treated as ordinary income.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for federal income tax purposes may differ from the amount you pay for the Notes.   You may obtain the issue price of each Note by contacting Director – Structuring, Investor Solutions Americas at (212) 412-1101.  If you purchase the Notes for an amount that differs from their issue price, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  You should consult your own tax advisor regarding these rules.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

Delivery of the Notes will be made against payment for the Notes more than three business days following the Original Trade Date for the Notes (that is, the Notes will have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

US$3,000,000

BARCLAYS BANK PLC

CALLABLE CMS STEEPENER NOTES DUE SEPTEMBER 30, 2031

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)